
July 15, 2010

Mr. Luis Pacheco de Melo
Chief Financial Officer
Portugal Telecom, SGPS, S.A.
Av. Fontes Pereira de Melo, 40
1069-300 Lisboa
Portugal

     Re: **Portugal Telecom, SGPS, S.A.**
           Form 20-F for the fiscal year ended December 31, 2009
           Filed April 16, 2010
           File No. 001-13758

Dear Mr. Luis Pacheco de Melo:

     We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Year Ended December 31, 2009

Notes to Financial Statements

9. Post retirement benefits, page F-48

1. We note that with regard to your demographic assumptions, the disability table percentage went down from 100% in 2008 to 25% in 2009. In addition, the percentage of active employees with spouses under the plan was reduced from 50% to 35% from 2008 to 2009. Please tell us the reason for the significant decreases and how these decreases effected your financial statements.

33. Intangible Assets, page F-87

   2. Addressing paragraph 80(a) of IAS 36, tell us in detail how you determined each unit or group of units that represents the lowest level within the entity at which the goodwill is monitored for internal management purposes.

35.7. Leasings, page F-97

   3. Please provide the financial lease disclosure as required by paragraphs 31-32 of IAS 17.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

   - the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   - the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please file all correspondence over EDGAR. You may contact Inessa Kessman, Senior Staff Accountant, at (202) 551-3371 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director